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Exhibit 99.6

SADIA S.A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF AND FOR THREE MONTHS ENDED MARCH 31, 2009

Three months ended March 31, 2009 compared with three months ended March 31, 2008

Gross Operating Revenues

        In the first three months of 2009, Sadia's gross operating revenues were R$2.9 billion, a 10.6% increase from gross operating revenues of R$2.6 billion in the comparable period in 2008. Sales volumes were 530.3 thousand tons, a decrease of 0.5% compared to the three months ended March 31, 2008.

        Processed Products.    The processed products segment, which was responsible for 48.1% of sales volumes and 51.5% of gross operating revenues of Sadia. Gross operating revenues from processed products were R$1,474.3 million in the three months ended March 31, 2009, an increase of 17.6% from the comparable period in the pior year and reflecting a 4.9% increase in sales volumes and a 12.0% increase in average selling prices. The increase in revenues reflects actions Sadia took to shift its product mix toward higher value-added products.

        Poultry.    The poultry segment was responsible for 43.1% of sales volumes and 32.6% of gross operating revenues of Sadia. Gross operating revenues from poultry products were R$931.8 million in the three months ended March 31, 2009, a 5.8% decrease from the comparable period in the prior year, and sales volumes were 5.9% lower than in the comparable period in the prior year. These decreases reflected the imbalance between supply and demand for poultry products in the export market and the effects of the global economic crisis. Average selling prices were generally flat compared to the prior year period.

        Pork.    Sales volumes of pork increased 10.7% in the three months ended March 31, 2009 compared to the prior year period, and average selling prices increased 2.7%. As a result, gross operating revenues from pork were R$181.7 million in the three months ended March 31, 2009, a 13.7% increase from the prior year period. In the three months ended March 31, 2009, Sadia sought to meet stabilized demand for pork in the export markets and regained an average level of quarterly sales volumes of 36 thousand tons.

        Beef.    The beef segment suffered a 29.0% decrease in sales volumes and 23.1% decrease in gross operating revenues to R$60.2 million in the three months ended March 31, 2009. The decrease in sales volumes was partially offset by an 8.3% increase in average selling prices.

  Domestic Market

        Sales volumes in the domestic market increased 10.3% in the three months ended March 31, 2009, and gross operating revenues totaled R$1.7 billion, an increase of 22.7% from the comparable period in the prior year. Average selling prices were 8.9% higher than in the prior year period. These increases reflect, among other factors, efforts to achieve better operating margins while improving the mix of products sold. The global economic crisis had limited impact on Sadia's gross operating revenues in the domestic market in the three months ended March 31, 2009.

        Sales volumes of processed products in the domestic market increased 7.9% and gross operating revenues from those products increased 19.4% to R$1.3 billion in the three months ended March 31, 2009, equivalent to 78.5% of Sadia's total gross operating revenue. The highlights of this segment were refrigerated products, mainly bologna and frankfurters, and frozen products such as hamburgers and breaded meats. Average selling prices increased 10.7% compared to the prior year period, principally due to the pass-through of a portion of the increases in raw material prices.

        The redirection of poultry sales to the domestic market resulted in a 21.2% increase in sales volume of poultry in the domestic market and an increase of 20.9% in the gross operating revenue from poultry products in the domestic market to R$130.2 million. Average selling prices of poultry products in the domestic market decreased slightly by 0.3%.

        Sales volumes of pork in the domestic market, which were also affected by redirection of products to that market, increased 35.8% in the three months ended March 31, 2009 compared to the prior year period. Gross operating revenues from sales of pork in the domestic market increased 34.3% to R$65.0 million in the three months ended March 31, 2009, while average selling prices decreased slightly by 1.2%.

        Sales volumes of beef increased 3.8% in the domestic market, and gross operating revenues from such sales increased 25.9% to R$20.8 million in the three months ended March 31, 2009. Average selling prices charged in this segment were 21.4% higher than in the prior year period.

  Export Market

        Sadia's performance in the export market followed trend in the sector and was not very favorable in the three months ended March 31, 2009 compared to the prior year period. Sales volumes decreased 10.5%, primarily due to the global economic crisis and credit restrictions in the markets of Asia and Eurasia. Gross operating revenues in the export market were R$1.2 billion, a decrease of 3.3% compared to the prior year period. Average selling prices in reais increased 3.0% from the comparable period in 2008. The regions that imported the most Sadia products were the Middle East and Europe, with growth similar to that recorded in the three months ended March 31, 2008.

        Poultry sales volumes fell 9.3%, primarily due to financial difficulties of Sadia's distributor in Saudi Arabia. In spite of this decrease, the poultry segment continued to be responsible for the highest percentage of gross operating revenues among Sadia's segments in the export market, representing 69.1% of gross operating revenues in the export market in the three months ended March 31, 2009, compared to 73.5% in the prior year period, and reaching R$801.6 million. The products most affected were whole poultry. Another factor that contributed to the decrease in sales volumes was stronger competition in the export market due to high inventory levels in the sector. Average selling prices for poultry in the export market were generally stable in reais, increasing 0.2% in the three months ended March 31, 2009, but decreased 34.7% in U.S. dollar terms.

        In spite of a 17.1% decrease in the sales volumes of processed products in the export market, gross operating revenues from processed products in the export market increased 2.3% to R$138.8 million due to an increase in average selling prices in reais of 23.2%. Average selling prices in U.S. dollars decreased 9.6%.

        Sales volumes of pork in the export market generally remained stable compared to the prior year period, due in part to the reduction in demand from countries such as Ukraine and the increase in sales to other countries such as Angola. Gross operating revenues from sales of pork in the export market increased 4.7% to R$116.7 million. Average selling prices increased 4.8% in reais compared to the prior year period, while average selling prices in U.S. dollars decreased 28.8%.

        The beef segment was the most affected by the decrease in Sadia's export demand. Sales volumes in the export market fell 43.0% and gross operating revenues decreased by 36.2% to R$39.4 million. Average selling prices in reais, however, increased 12.1%, while average selling prices in U.S. dollars fell 20.4%.

        The regions that imported the most Sadia products in the three months ended March 31, 2009 were the Middle East (including an increase in sales of poultry and pork in Africa, which Sadia records together with its Middle East region), and Europe, where Sadia recorded higher sales volumes of poultry. These regions also showed the most growth in gross operating revenues compared to the prior year period.

Sales Deductions and Value-Added Tax on Sales

        In the three months ended March 31, 2009, sales deductions and value-added taxes on sales increased 29.3% compared to the prior year period to R$404.4 million. As a percentage of gross operating revenues, sales deductions and value-added taxes were 14.1% in the three months ended March 31, 2009 compared to 12.1% in the prior year period.

Net Operating Revenues

        Sadia's net operating revenues were R$2.5 billion in the three months ended March 31, 2009, an increase of 8.1% compared to the three months ended March 31, 2008. The primary factor leading to this increase was Sadia's pricing policies in the domestic market, especially with respect to processed products.

Cost of Goods Sold

        Cost of goods sold increased 19.3% in the three months ended March 31, 2008 compared to the prior year period. This increase resulted primarily from the increases in the cost of corn and soybeans, Sadia's principal raw materials, in the Brazilian market. Other factors that affected costs negatively in the three months ended March 31, 2009 were technical stoppages that took place between January and February on the poultry line and costs associated with start-up activities (ramp-up costs) at the Vitória de Santo Antão and Lucas do Rio Verde units.

Operating Expenses

        Operating expenses (selling, general and administrative expenses) were 18.2% as a percentage of net operating revenues, compared to 17.0% in the prior year period. The depreciation of the real against the U.S. dollar and the addition of costs relating to the Lucas do Rio Verde facility (which began operations in the second half of 2008) were the primary reasons for the increase in this percentage.

        Selling expenses increased 16.4% to R$413.8 million in the three months ended March 31, 2009 from the prior year period. Selling expenses as a percentage of net operating revenues increased 1.2 percentage points to 16.8% in the three months ended March 31, 2009, compared to 15.6% in the prior year period, principally due to an increase in freight costs because of the Lucas do Rio Verde facility.

        General and administrative expenses increased 7.6% to R$33.4 million in the three months ended March 31, 2009 compared to the prior year period, primarily due to adjustments in Sadia's administrative framework. As a percentage of net operating revenues, general and administrative expenses remained at 1.4%.

Other Operating Income (Expenses), Net

        Other operating income was R$7.3 million in the three months ended March 31, 2009 due to the recovery of duties on imports of salted products in Europe, compared to operating income of R$9.6 million in the three months ended March 31, 2008, which was primarily due to a gain recorded after a favorable judgment in a tax proceeding regarding the basis of calculation of the Social Integration Program (PIS) tax.

Financial Income (Expenses), Net

        Financial income (expenses), net was an expense of R$260.0 million in the three months ended March 31, 2009, compared to income of R$90.2 million in the prior year period. The largest component of financial result, in the amount of R$122.9 million, represented interest payments on indebtedness, and the next largest component was non-cash expense of R$50.7 million due to the effect of exchange variations on foreign currency-denominated debt. The outstanding amounts of foreign exchange derivatives indexed to the U.S. dollar and the fair value of these instruments as of March 31, 2009 are shown below. The fair value gains or losses, as applicable, on these instruments have been recognized in Sadia's income statement in accordance with Brazilian Law No. 11,638. Most of these amounts were recognized in the year ended December 31, 2008, and the amounts recognized in the three months ended March 31, 2009 are included in the above Financial Income (Expenses), Net. See note 22 to Sadia's unaudited consolidated financial statements for the three months ended March 31, 2009.

	Notional Amounts as of March 31, 2009	Fair Value as of March 31, 2009
	(US$ Million)	(R$ Million)
Short US$, Non-Deliverable Forward, Target Forward, Short US$ call options	1,831.7	(963.8)
Long US$, Non-Deliverable Forward, Target Forward, Long US$ call options	(1,684.2)	187.1

Net short US$	147.5	(776.8)

Income Tax Benefit (Expense)

        Sadia recorded an income tax benefit of R$74.7 million in the first three months ended March 31, 2009, compared to an income tax benefit of R$25.6 million in the first three months ended March 31, 2008. The increase resulted primarily from the net loss recorded in the three months ended March 31, 2009.

Net Income (Loss)

        Sadia reported a net loss of R$239.2 million in the three months ended March 31, 2009, compared to net income of R$248.3 million in the prior year period. The net loss was primarily due to the effect of the impact of the devaluation of the real on financial expenses, the payment of interest and the following events: the technical stoppages and elimination of parent breeding stock in January and February 2009, the ramp-up costs of the Lucas do Rio Verde and Vitória de Santo Antão facilities and the clearing out of inventory produced when grain prices were higher.

Liquidity and Sources of Funding

        The Company's main cash requirements include: (i) debt repayment, (ii) investments in property, plant and equipment, in order to improve efficiency levels and optimization of processes and (iii) payment of dividends and interest on shareholders' equity. The Company's primary sources of liquidity have traditionally consisted of cash generated from operations and short- and long-term debt. From time to time, as part of our financing activities, we and our subsidiaries have entered into various financing agreements (including bank loans, credit facilities and export financing arrangements) and have issued debt securities.

Cash Flows

        The table below sets forth the consolidated cash flows of Sadia for the three months ended March 31, 2009 and 2008.

	Consolidated Cash Flows (R$ Million)
	2009	2008
Net cash provided by (used in) operating activities	124.1	(55.2)
Net cash provided by (used in) investing activities	427.4	(536.3)
Net cash provided by (used in) financing activities	(1,355.1)	415.0

Net decrease of cash	(803.6)	(176.5)

Indebtedness and Debt Profile

        Sadia borrows funds principally to finance exports and for investments in fixed assets, for the modernization and technological update of the plants, for working capital, and, depending on market conditions, for financial investments.

        Sadia's financial debt profile at March 31, 2009 was as follows:

R$ Million	March 31, 2009
Short-term debt (including current portion of long-term debt)	4,272.2
Long-term debt (excluding current portion of long-term debt)	3,734.9

Total debt	8,007.1

Cash and cash equivalents	1,360.4
Short-term investments(*)	845.9
Long-term investments(**)	159.9

Total investments	2,366.2

    (*)
    Cash and cash equivalents, receivable from counterparties, marketable securities.

    (**)
    Marketable securities.

        In 2003, the Company entered into an agreement to sell, from time to time, its domestic receivables to a special purpose entity, organized as an investment fund. As of March 31, 2009, the maximum amount of receivables that could be sold under such agreement was R$344.6 million. In 2008, the Company received cash proceeds of R$4.2 billion from the sale of domestic receivables under this agreement and incurred interest expenses of R$32.0 million in 2008 (R$28.0 million in 2007). The cash flows in connection with receivables sold are discounted to present value at a rate with a cost equivalent between 95.0% and 104.5% of the average rate of Brazilian interbank certificate deposits (CDI) (13.61% per annum at December 31, 2008). Based on the structure of this transaction, the agreement has been accounted for as an indebtedness by the Company. As of March 31, 2009, the accounts receivable sold under this agreement totaled R$246.2 million.

        On September 24, 2008, the Company borrowed R$911.7 million pursuant to export credit notes with Banco do Brasil due on September 24, 2009, at a rate of 125% of CDI per annum. The export credit notes are secured by real estate mortgages, pledges of equipment and assignments of receivables. The Company will secure the US$250 million 6.875% Eurobonds due 2017 equally and ratably with the collateral that secures the Banco do Brasil export credit notes. As of March 31, 2009, the amount outstanding under these export credit notes was R$788.3 million.

        Concordia Foreign Investment Fund, SPC—Class A, an investment vehicle for Sadia managed by the Sadia Group, is a party to certain derivative instruments under ISDA master agreements and confirmations. These derivatives are entered into with foreign banks and have maturity dates ranging from 19 to 72 months. As of December 31, 2008, these instruments represented a net loss of US$234.3 million. As of March 31, 2009 the net asset value of the fund was R$176.9 million.

        Sadia also participates in programs to assist outgrowers in arranging long-term financing to fund capital expenditures through Unibanco—União de Bancos Brasileiros S.A., Banco Bradesco S.A., Banco Coorporativo Sicredi S.A., Banco do Brasil S.A., Banco de Desenvolvimento de Minas Gerais S.A. and Banco ABN Amro Real S.A. Sadia currently guarantees some of such financings. As of March 31, 2009, the aggregate amount of this financing was was R$589.6 million.

Short-Term Debt

        At March 31, 2009, the weighted average interest rate on short-term debt was 8.5% per annum.

        At March 31, 2009, short-term debt from commercial banks primarily related to (1) export financing in the amount of R$2,130.1 million (R$1,955.5 million at December 31, 2008), which is denominated in U.S. dollars and bears interest at a rate of 6.73% per annum, and short-term loans in the amount of R$362.2 million, denominated in reais, of which R$264.5 million bears interest at a rate of 6.75% per annum, R$51.6 million of which bears interest at a rate of 19.84% per annum and R$45.2 million of which bears interest at a rate of 125% of the CDI rate.

        Sadia obtains short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or "ACCs," and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or "ACEs." Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. Sadia had ACCs in an aggregate outstanding principal amount of R$2,130.1 million as of March 31, 2009. Sadia's ACCs bore interest at an average rate of 6.73% as of March 31, 2009.

        See also the description of the current portion of long-term debt in the following subsection.

Long-Term Debt (Including Current Portion)

As of March 31, 2009
Foreign debt (denominated in U.S. dollars):
Export financing composed of prepayment, payable in the amount of R$325,008 in installments up to 2013, of which R$92,749 is subject to LIBOR for 6-month deposits (1.43% in March 2009) plus 1.75% p.a. and R$232,259 is subject to LIBOR for 3-month deposits (1.24% in March 2009) plus 0.60% p.a., and a line focused on incentives for foreign trade in the amount of R$1,618,027, subject to LIBOR of 3.16% plus interest of 1.18% p.a., guaranteed by promissory notes or sureties	1,943,035
The raising of funds in the international capital markets through the issuance of bonds due in 2017 with interest of 6.88% per annum, secured by inventories and financial asset pledges.	592,727
BNDES (National Bank for Economic and Social Development), payable from 2009 to 2019 composed as follows: FINEM in the amount of R$254,195 subject to the weighted average of the exchange variation of currencies traded by BNDES—UMBNDES and fixed interest of 2.47% p.a., secured by mortgage bonds and real estate mortgages and "BNDES Exim—pre shipment" in the amount of R$11,618 subject to the weighted average of the exchange variation of UMBNDES currencies and fixed interest of 8.69% p.a., guaranteed by promissory notes.	265,813
IFC (International Finance Corporation) for investments in property, plant and equipment, subject to interest at the rate of 11.4% p.a., secured by real estate mortgages	126,742

2,928,317

As of March 31, 2009
Domestic debt (denominated in Reais):
Export credit note—NCE, an improved credit line for exports, payable in 2009 and 2010, in which R$788,264 bears interest at 125% of the CDI (interbank deposit certificate) p.a. and R$446,077 bears interest at 90% of the CDI (interbank deposit certificate) p.a., secured by real estate mortgages and financial assets pledges.	1,234,341
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2009 to 2015, composed as follows: FINAME in the amount of R$2,163 subject to the Long-Term Interest Rate—TJLP (6.25% p.a. in March 2009) plus 2.25% p.a., FINEM in the amount of R$1,111,615 subject to TJLP plus 3.09% p.a., secured by mortgage bonds and real estate mortgages and BNDES Exim pre shipment special in the amount of R$36,680 subject to TJLP plus 2.64% p.a., guaranteed by promissory notes	1,150,458
PESA—Special Sanitation Program of the Agroindustry to be paid in installments from 2009 to 2020, subject to the variation of the IGP-M (General Market Price Index) and interest of 9.89% p.a., secured by endorsements and public debt securities (CTN)	156,564
Others subject to interest rate from 1% to 12% p.a.	10,706

2,552,069

Total foreign and domestic long-term debt	5,480,386

Less current portion of long-term debt	(1,745,520)

Long-term portion	3,734,866

        At March 31, 2009, long-term debt maturities were as follows:

(R$ thousand)
2010	609,990
2011	809,857
2012	650,965
2013	581,367
Thereafter	1,082,687

3,734,866

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Exhibit 99.6
SADIA S.A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THREE MONTHS ENDED MARCH 31, 2009